PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

GLOBEX **17,822,674 shares issued and outstanding**

Ref.: File no. 82-4025

2008 FEB -4 A 10:40

SUPPL

January 17, 2008

GLOBEX TO RECEIVE FIRST GROSS METAL ROYALTY REVENUE FROM FABIE BAY COPPER MINE

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)** is pleased to inform shareholders that First Metals Inc. (FMA-TSX) has reported that for the month of December 2007, the Company has been credited with having recovered 1,563,833 pounds of copper, 251 ounces of silver and 12 ounces of gold for total **gross proceeds of U.S. $4,686,165** from production from Globex's Fabie Bay Royalty property. This is in **addition to U.S. $375,075** for 10 days of production in November 2007.

Globex has a 2% Gross Metal Royalty and a 10% Net Profit Royalty on all production from this mine after the recovery of $10 million in capital cost.

At commercial production, First Metals Inc. will issue to Globex shares equal to 10% of their total issued capital as well as a cash payment of $250,000.

Globex congratulates First Metals on achieving this milestone in so short a period of time and looks forward to continuing revenue from this property and the adjoining Magusi River property when it reaches production.

PROCESSED

FEB 06 2008

THOMSON FINANCIAL

08000541

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Acc.Dir.
President & CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Forward Looking Statements

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

Ref.: File no. 82-4025

January 11, 2008

MAJOR DELINIATION DRILL PROGRAM BEGINS AT GLOBEX'S MAGUSI RIVER ROYALTY PROPERTY

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – U.S. Pink Sheets)** is pleased to inform shareholders that in a press release dated January 10, 2008, First Metals Inc. (FMA-T) have announced a 20,000 metre surface program of infill and delineation drilling on the Magusi River, zinc, copper, gold, silver massive sulphide deposit located in Hebecourt Township, Quebec next door to the Fabie Bay copper deposit now in production. The drilling will be concentrated in the upper 300 metres of the deposit. A May 2006 NI 43-101 Resource Report by Micon International Limited, indicated an inferred resource of 71 million pounds of copper, 197 million pounds of zinc, 80,000 ounces of gold and 2.2 million ounces of silver to a depth of 700 metres as calculated from Micon's grade and tonnage calculations.

Globex maintains a 2% Gross Metal Royalty and a 10% Net Profit Royalty on all mineral production from the Magusi deposit as well as the Fabie Bay deposit.

When the Fabie Bay deposit reaches commercial production, Globex will receive shares equal to 10% of the issued shares of First Metals Inc.

For further details, please see First Metal Inc's press release of yesterday's date.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Acc.Dir
President & CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

END

Forward Looking Statements